John Hancock Group of Funds
601 Congress Street
Boston, Massachusetts 02210-2805

July 23, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Christina DiAngelo Fettig

Re:	Securities and Exchange Commission’s (“SEC”) review of money market fund required disclosures for John Hancock Variable Insurance Trust Money Market Trust (Series S000008290), John Hancock Variable Insurance Trust Money Market Trust B (Series S000008291), and John Hancock Current Interest Trust (CIK#: 0000026262)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments of the Staff of the SEC, which were conveyed to us by telephone on July 12, 2017 with respect to required disclosures for John Hancock Variable Insurance Trust Money Market Trust (“JHVIT MM Trust”), John Hancock Variable Insurance Trust Money Market Trust B (“JHVIT MM Trust B”), and John Hancock Current Interest Trust (collectively referred to as “the Funds”).

For convenience, the Staff’s comments are set forth below, each followed by the Funds’ response.

1.	Comment – For JHVIT MM Trust, please provide detail as to where the link to Form N-MFP can be found on the John Hancock website.

Response – Please follow link to https://www.johnhancock.com/individual/products-and-services.html and scroll to the bottom of the page (left hand side). Refer to screen print below (link is highlighted).

2.	Comment – For JHVIT MM Trust, please provide detail as to where the daily/weekly liquid assets and net shareholder flows can be found on the John Hancock website.

Response – Please follow link to https://www.johnhancock.com/individual/products-and-services.html and scroll to the bottom of the page (right hand side). Once the PDF is accessed, JHVIT MMM Trust is located starting on page 45. PDF can be directly accessed at the following link http://www.jhinvestments.com/CMS/DownloadableItems/Funds/MoneyMarketDistributions/mm_dailydistribution.pdf. Refer to screen print below (section is highlighted).

3.	Comment – JHVIT MM Trust B filed Form N-CR (File 811-04146) with the SEC via EDGAR on April 29, 2016. Rule 2a-7(h)(10)(v) requires that money market funds disclose on their website (for a period of not less than one year) any use of affiliate sponsor support. Further per the 2014 Money Market Reform Frequently Asked Questions, it was stated that “where the liquidated money market fund was party to a merger, consolidation, or asset sale with another fund, the staff believes that the surviving fund should consider whether it would have to disclose such predecessor fund financial support in its SAI. In addition, the staff believes that a fund should include such information on its website for any period of time between the provision of the capital support and the liquidation of the fund.” Please detail where this information can be found and advise if this information was on the website prior to the merger.

Response – JHVIT MM Trust B was merged into JHVIT MM Trust on the same day Form N-CR was filed (April 29, 2016) for affiliate sponsor support in the amount of $778. This affiliate sponsor support was disclosed in the SAI filed on May 3, 2016 (File No. 002-94157/Film No. 161616167) (https://www.sec.gov/Archives/edgar/data/756913/000113322816009463/e438260_497.htm). See excerpt of this disclosure below.

As the capital support was provided on the same day as the merger and the amount was considered de minimis, no website disclosure was deemed necessary.

If you have any questions, please do not hesitate to contact me at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer
John Hancock Group of Funds